ALPS Variable Investment Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 30, 2013

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington D.C.  20549-8626

RE:

ALPS Variable Investment Trust (the “Registrant”)

File Nos. 333-139186; 811-21987

Dear Mr. Burak,

On behalf of the Registrant, this letter responds to your comments communicated orally on December 2, 2013, with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, will comply with the Sarbanes-Oxley Act of 2002. In particular, your comments were based on the Registrant’s Form N-CSR filing (the “Annual Report”) for its fiscal year ended December 31, 2012, as filed on March 4, 2013, with respect to five series of the Registrant, Ibbotson Conservative ETF Asset Allocation Portfolio, Ibbotson Income and Growth ETF Asset Allocation Portfolio, Ibbotson Balanced ETF Asset Allocation Portfolio, Ibbotson Growth ETF Asset Allocation Portfolio and Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (each, a “Fund” and collectively, the “Funds”).

Set forth in the numbered paragraphs below are your comments of December 2, 2013, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1)

Comment:  In the “Manager Commentary” section of the Annual Report dated December 31, 2012, the Registrant has included the average annual total returns for both share classes of each Fund and their respective benchmarks for the most recent 6-month, 1-year and since inception periods.  Please also include the returns for the most recent 5-year period pursuant to Item 27(b)(7)(ii)(B) of Form N-1A.

Response:  The Registrant will note the comment in connection with future shareholder reports.

2)

Comment:  In the “Manager Commentary” section of the Annual Report dated December 31, 2012, please also include disclosure in a footnote to the average annual total returns provided therein which indicates that Fund shareholders which are owners of variable annuity contracts or variable life insurance policies, or participants in qualified pension or retirement plans, may also incur fees associated with the variable contract or qualified plan which are not reflected in the average annual total returns included in the Annual Report.

Response:  The Registrant will note the comment in connection with future shareholder reports.

3)

Comment: To the extent there were any distributions of realized gains by other investment companies owned by a Fund during the period of the Annual Report, please show such distributions separately under the caption titled “Net Realized and Unrealized Gain (Loss) on Investments” in the Statement of Operations in accordance with Rule 6-07.7(b) of Regulation S-X.

Response:  The Registrant will note the comment in connection with future shareholder reports.

4)

Comment:  Certain of the Fund’s Total Annual Fund Operating Expenses for the fiscal year ended December 31, 2012 did not result in an amount which required the investment adviser and sub-adviser to waive fees and/or reimburse Fund expenses pursuant to the terms of the applicable expense cap.  In the Annual Fund Operating Expenses Table in the Summary Prospectus section of the Funds’ combined Prospectus dated April 30, 2013, please remove all references to the agreement to waive fees and/or reimburse Fund expenses by the investment adviser and sub-adviser to the extent such expense cap is not expected to actually reduce a Fund’s Total Annual Fund Operating Expenses after such waivers and/or reimbursements based on the amount of each Fund’s Total Annual Fund Operating Expenses. In such cases, disclosure summarizing the terms of the agreement is more appropriately included elsewhere in the Prospectus in connection with the requirements of Item 10 of Form N-1A.

Response: Instruction 3(e) to Item 3 of Form N-1A provides, in part: “[i]f there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table.” (emphasis added.)  The Registrant does not believe that Instruction 3(e) requires a Fund to make a forward-looking determination as to whether an expense cap will be triggered based solely on the prior fiscal year’s operating history.  It is common for a Fund’s expenses to vary during the course of a fiscal year as a Fund’s assets increase and decrease from appreciation/depreciation and fund inflows and outflows. From a shareholder’s perspective, the existence of an expense cap is relevant regardless of whether the cap was actually triggered during the prior fiscal year because it may be invoked in the future. The Registrant believes that information regarding the maximum amount of Total Annual Fund Operating Expenses a Fund may incur as a result of an expense cap is an important factor that potential shareholders consider when attempting to differentiate one fund from another, and removing this data from the Summary Prospectus will make it more difficult for investors to find this information. As a result, the Registrant respectfully declines to remove references to fee caps from the Summary Prospectus for such Funds.

5)

Comment:  Please provide standard Tandy representations.

Response:  The Registrant hereby acknowledges that:

•

should the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please feel free to contact the undersigned at (720) 917-0864 should you have any questions.

Sincerely,

/s/ David T. Buhler

David T. Buhler, Esq.

Secretary

ALPS Variable Investment Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP